03054953


SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH, D.C.
155
SECTION

10/31

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Challenge Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343, chemin des Anglais
(No. and Street)

Mascouche	Québec	J7L 3P8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton (Mr A. Marc Deschamps, CA, CMA, Partner)
(Name – *if individual, state last, first, middle name*)

600, de la Gauchetière West, Suite 1900, Montreal, QC, H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean-Louis Tassé, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenge Securities, Inc., as of August 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President.

Title


YOLANDE
DUPUIS
54,072

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2003
WASH, D.C. 155 SECTION

Challenge Securities, Inc.
(A Wholly-owned Subsidiary of
Crédit Municipal du Canada Inc.)
(S.E.C.I.D. No. 8-27749)

Financial Statements and
Supplemental Schedules
For the Year Ended August 31, 2003
and
Independent Auditors' Report
and
Supplemental Report on
Internal Control Structure

******

This report is deemed CONFIDENTIAL in accordance with Rule 17a–5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control structure bound separately have been filed with the Securities and Exchange Commission herewith as a Public Document.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Auditors' Report

To the Stockholder of
Challenge Securities, Inc.

We have audited the accompanying statement of financial condition of Challenge Securities, Inc. (a wholly-owned subsidiary of Crédit Municipal du Canada Inc.) as of August 31, 2003, and the related statements of income and deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Member of Grant Thornton International

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules "g" and "h" listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton

Chartered Accountants

Montreal
October 7, 2003

Challenge Securities, Inc.
Statement of Financial Condition

August 31, 2003
(In U.S. dollars)

	$
ASSETS	
Current assets	
Cash	6,089
Interest receivable	8,674
Securities owned, at market value	349,005
	363,768
Other investment, at cost	3,300
Future income taxes	10,500
Artwork, at cost	2,615
	380,183
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	3,050
SHAREHOLDER'S EQUITY	
Capital stock (Note 5)	500,000
Deficit	(122,867)
	377,133
	380,183

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,



Director

Challenge Securities, Inc.
Statement of Income and Deficit

Year ended August 31, 2003
(In U.S. dollars)

	$
Revenues	
Interest	21,579
Consulting	24,000
Unrealized gain on securities	25,936
Exchange gain	9,995
	81,510
Expenses	
Professional fees	3,369
Regulatory fees	993
Other operating expenses	5,519
	9,881
Earnings before income taxes	71,629
Income taxes (Note 3)	
Current	1,230
Future	5,750
	6,980
Net earnings	64,649
Deficit, beginning of year	(187,516)
Deficit, end of year	(122,867)

The accompanying notes are an integral part of the financial statements.

Challenge Securities, Inc.
Statement of Cash Flows

Year ended August 31, 2003
(In U.S. dollars)

	$
OPERATING ACTIVITIES	
Net earnings	64,649
Non-cash items	
Future income taxes	5,750
Exchange gain	(9,995)
Unrealized gain on securities	(25,936)
Changes in working capital items	297
Cash flows from operating activities (Note 4)	34,765
INVESTING ACTIVITIES	
Securities	(180,028)
Sale of securities	146,461
Cash flows from investing activities	(33,567)
Net increase in cash	1,198
Cash, beginning of year	4,891
Cash, end of year	6,089

The accompanying notes are an integral part of the financial statements.

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the laws of New York State, is a registered broker-dealer in the United States under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Crédit Municipal du Canada Inc.

2 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Securities

Securities transactions are recorded on a trade date basis.

Securities owned are valued at market, and the resulting difference between cost and market is reflected in operations.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between their respective carrying amounts and tax bases less any valuation allowance applicable. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

3 - INCOME TAXES

The difference between the Company's effective income tax rate and the federal income tax rate arises principally because the unrealized gain on securities and treatment of certain other operating expenses for accounting purposes differ from the tax treatment and the valuation allowance on future income taxes.

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Cash flows relating to income taxes on operating activities are detailed as follows:

	$
Income taxes paid	1,230

5 - CAPITAL STOCK

Authorized
200 common shares without par value

	$
Issued and fully paid	
105 common shares	500,000

6 - RELATED PARTY TRANSACTIONS

During the year, the Company received $24,000 in consulting fees from its parent company.

These transactions were concluded in the normal course of operations at the exchange amount, which is the amount established and accepted by the parties.

7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Short-term financial instruments

The fair value of short-term financial instruments is equivalent to their carrying amount given that they will mature shortly.

Securities owned

The fair value of the securities owned is equivalent to the market value based on the closing price.

Challenge Securities, Inc.
Supplementary Information

Year ended August 31, 2003
(In U.S. dollars)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

		$
Stockholder's equity		373,633
Non-allowable assets		
Artwork, at cost		2,615
Future income taxes		10,500
Total non-allowable assets		13,115
Net capital before haircuts on securities positions		360,518
Haircuts on securities		
Trading and investment securities in corporate obligations		52,846
Undue concentrations		23,719
Other capital charge		14,110
		90,675
Net capital		269,843
Schedule of aggregate indebtedness		
Total liabilities	3,050	
Computation of net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	203	
Minimum dollar net capital requirement	5,000	
Net capital requirement (greater of the above)		5,000
Excess net capital		264,843
Ratio of aggregate indebtedness to net capital		0.01 to 1.00

Note: There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and that reported by the Company in Part II of Form X-17A-5 as of August 31, 2003.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As Challenge Securities, Inc. introduces customer transactions to a clearing broker, an exemption under Section (k)(2)(ii) is claimed.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

October 7, 2003

Challenge Securities, Inc.
343 Chemin des Anglais
Mascouche Qc J7L 3P8

Dear Sirs:

In planning and performing our audit of the financial statements of Challenge Securities, Inc. for the year ended August 31, 2003 on which we issued our report dated October 7, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the Canadian Institute of Chartered Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.